Exhibit 99.58

For Immediate Release:

HudBay Announces Closure of Balmat Zinc Mine

Toronto, Ontario and Balmat, New York – August 21, 2008 - HudBay Minerals Inc. (TSX:HBM) (HudBay) today announced it plans to close its Balmat, New York zinc mine and concentrator.

As a result of lower prices for zinc metal, continued high operating costs associated with the geology of the Balmat mine and general inflationary pressures, HudBay has determined that its Balmat operation is not economically viable given current market conditions. The Balmat mine was reopened in 2005 based on a feasibility plan that assumed lower costs and higher levels of production than were achieved to date.

“HudBay would like to recognize the hard work and contributions of this team over these past three years and thank them for their service and dedication,” said Brad Lantz, Vice-President Mining, HudBay. “We also extend our sincere appreciation to the entire Balmat community.”

The announcement will affect approximately 200 workers employed at the Balmat mine and concentrator. Operations are expected to cease on August 22, 2008. A small group of employees will be retained to keep the facility on care and maintenance. HudBay will continue to test geophysical anomalies within its exploration territories in the region as part of its overall 2008 exploration program announced earlier in the year. HudBay indicated that affected employees will receive transition support and the Company will work with employees closely during this difficult time.

The Company does not expect to incur significant costs associated with closure. HudBay’s total zinc production for 2008, including Balmat’s contribution through the first eight months of the year, is now expected to be at the lower end of the Company’s previously disclosed production guidance range of 120,000 to 150,000 tonnes of zinc1 .

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading Canadian base metals mining company with a focus on the discovery and production of zinc and copper metal. The Company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario and the White Pine copper refinery in Michigan. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

[1]	Zinc production includes Balmat payable metal in concentrate shipped.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to the closure of Balmat operations, HudBay’s future production, financial results and exploration plans. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors as they effect exploration, future commodity prices, actual results of exploration activities, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, permitting timelines, capital expenditures, changes in project parameters as plans continue to be refined as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

(HBM-G)

For further information:

Media:

Tom Goodman

Vice President, Technical Services and Human Resources

Tel: 204-687-2380

Email: tom.goodman@hbms.ca

Analysts/Investors:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

Email: brad.woods@hbms.ca

www.hudbayminerals.com

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